

March 14, 2025


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Rio Tinto Finance (USA) plc, guaranteed by Rio Tinto plc and Rio Tinto Limited, under the Exchange Act of 1934:

- U.S.$500,000,000 4.375% Notes due 2027

- U.S.$750,000,000 4.500% Notes due 2028

- U.S.$1,750,000,000 4.875% Notes due 2030

- U.S.$1,250,000,000 5.000% Notes due 2032

- U.S.$1,750,000,000 5.250% Notes due 2035

- U.S.$1,750,000,000 5.750% Notes due 2055

- U.S.$750,000,000 5.875% Notes due 2065

- U.S.$500,000,000 Floating Rate Notes due 2028


Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**